ALLEN & COMPANY LLC
(A Wholly Owned Subsidiary of Allen Operations LLC)
(S.E.C. I.D. No. 8 12123)

Consolidated Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Allen & Company LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__711 Fifth Avenue__

(No. and Street)

__New York__	__NY__	__10022__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Salima Vahabzadeh__	__212-339-2475__	__salima@allenco.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KPMG LLP__

(Name – if individual, state last, first, and middle name)

__375 9th Ave__	__New York__	__NY__	__10001__
(Address)	(City)	(State)	(Zip Code)
__10/20/03__		__185__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, _Salima Vahabzadeh_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Allen & Company LLC_____, as of _December 31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ~~~~~~~~~~

Title:
Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and the President
Allen & Company LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Allen & Company LLC and subsidiaries (the Company) as of December 31, 2025, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
March 2, 2026

ALLEN & COMPANY LLC

(A Wholly Owned Subsidiary of Allen Operations LLC)

Consolidated Statement of Financial Condition

Year Ended December 31, 2025

(In thousands)

Assets

Cash	$	3,468
Investments, at fair value		1,805,628
Investment banking fees receivable		13,537
Fixed assets, net of accumulated depreciation of $35,463		12,781
Due from affiliates		890
Operating lease right-of-use assets		32,957
Other assets		6,583
Total assets	$	1,875,844

Liabilities and Member's Equity

Liabilities:		
Employee compensation payable	$	15,487
Employee benefit obligations		23,867
Payable to clearing organizations		2,151
Due to affiliates		12,254
Operating lease liability		39,905
Other liabilities		25,172
Total liabilities		118,836
Member's equity		1,715,848
Accumulated other comprehensive income		3,832
Total member's equity attributable to Allen & Company LLC		1,719,680
Noncontrolling interests		37,328
Total member's equity		1,757,008
Total liabilities and member's equity	$	1,875,844

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Basis of Presentation

Allen & Company LLC (the Company), a wholly owned subsidiary of Allen Operations LLC (Member) was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 and Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and is also filing the exemption report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Services provided by the Company include investment banking, trading, and securities brokerage activities.

The Company determined that certain investment vehicles that the Company established are variable interest entities (VIEs). These investment vehicles are created to hold real estate, venture fund and hedge fund investments that the Company owns, along with other related parties. The accompanying consolidated statement of financial condition reflects the consolidation of those entities.

(b) Clearing Arrangement

The Company has an agreement with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears proprietary and customer securities transactions for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(c) Use of Estimates in the Preparation of Consolidated Statement of Financial Condition

The preparation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, which includes prevailing industry practices, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition, particularly in the valuation of non-exchange traded investments and post-retirement benefits, as well as reported amounts of revenue and expenses associated with investment banking receivables at year end. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated statement of financial condition.

(d) Cash

The Company's cash balance consists solely of cash held in a third party bank.

(e) Investments at Fair Value

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement.* ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.

(continued)

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between current market participants at the measurement date."

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments, net asset value, or its equivalent, as a practical expedient and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the terms and liquidity of the instrument, the financial condition and operating results of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, industry volatility, years to exit, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Investments are stated at fair value. See Note 2 Investments, at fair value for additional discussion of ASC 820.

(f) Investment Banking Fees Receivable

Investment banking fees receivable consists of advisory, private placement and underwriting fees earned by the Company. Due to their short-term nature, their carrying amounts approximate fair value.

(g) Payables to Clearing Organization

These payables represent funds due for an unsettled trade with the clearing organization net of funds on deposit. Due to their short-term nature, their carrying amounts approximate fair value.

(h) Fixed Assets

Fixed assets consist of an interest in an aircraft, leasehold improvements, furniture, fixtures and equipment, and computer hardware and software, and are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful economic lives, which for leasehold improvements is the lesser of the lease terms or the life of the asset, and three to twelve years for other fixed assets.

(i) Employee Benefit Obligation

The recognition and disclosure provisions of ASC 715, *Compensation-Retirement Benefits* (ASC 715) requires recognition of the overfunded or underfunded status of postretirement plans as an asset or liability in the accompanying consolidated statement of financial condition, and to recognize changes in that funded status in accumulated other comprehensive loss.

In accordance with the measurement date provisions of ASC 715, the Company measures all of its postretirement plan assets and obligations as of December 31, 2025. Refer to Note 3, Employee Benefit Plans for further detail.

(j) Employee Compensation Payable

Employee compensation payable represents compensation due to employees.

(k) *Leases*

The company accounts for leases in accordance with ASC Topic 842, *Leases.* See Note 7(a). The Company determines whether the arrangement is a lease at inception. Operating leases, in which the Company is the lessee, are disclosed as an Operating lease Right-of-use ("ROU") asset and an Operating lease liability in the consolidated statement of financial condition.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liability represents its obligation to make lease payments arising from the lease. The Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's lease typically does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at date of adoption in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives if there were any. The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. ROU assets are periodically assessed for impairment losses.

(l) *Principles of Consolidation*

The accompanying consolidated statement of financial condition include the accounts of Allen & Company LLC and its majority-owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (VIE) or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

Assets of consolidated VIEs can be used only to settle obligations of the consolidated VIEs and liabilities of consolidated VIEs for which creditors (or beneficial interest holders) of the VIEs do not have recourse to the general credit of the primary beneficiary.

The following table summarizes the VIEs' impact on the consolidated statement of financial condition:

(continued)

Line Item in the Consolidated Statement of Financial Condition		Balance
Assets		
Investments, at fair value	$	37,602
Liabilities		
Other liabilities	$	208
Member's Equity		
Noncontrolling interest	$	37,394

(2)   Investments, at fair value

FASB ASC No. 820, provides a framework for measuring fair value. The standard requires the Company to provide expanded information about the assets and liabilities measured at fair value and the potential effect of these fair valuations on the Company's financial performance.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term in the financial instrument;

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement. Such inputs reflect assumptions that the reporting entity believes would be used in valuing the asset or liability but that are unobservable.

The Company reviews its fair value hierarchy periodically. Changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the end of the reporting period.

 (continued)

ALLEN & COMPANY LLC

(A Wholly Owned Subsidiary of Allen Operations LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2025

(In thousands)

The following table presents the Company's investments that are recorded at fair value as of December 31, 2025.

Type of instrument	Assets at fair value				
	Level 1	Level 2	Level 3	NAV	Total
Money market mutual funds	$ 284,992	$ —	$ —	$ —	$ 284,992
US Treasuries	195,746	—	—	—	195,746
Equities – exchange traded	797,125	—	—	—	797,125
Equities – nonexchange traded	—	—	86,515	—	86,515
Debt securities	—	—	1,863	—	1,863
Warrants	—	—	75,245	—	75,245
Limited partnership investments	—	—	108,269	122,900	231,169
Limited liability companies	—	—	131,223	1,750	132,973
Total investments – at fair value	$ 1,277,863	$ —	$ 403,115	$ 124,650	$ 1,805,628

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on over the counter markets and listed securities for which no sale was reported on the last business day are valued at the last reported bid price. Greater use of management judgment is required in determining fair value when the volume or level of trading activity for a financial instrument has decreased and when certain factors suggest that observed transactions may not be reflective of orderly market transactions. Judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. Prices or quotes are weighed when estimating fair value with greater reliability placed on information from transactions that are considered to be representative of orderly market transactions. Exchange traded equities may be classified as Level 2 when market information is available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions.

Level 3 investments may include common and preferred equity securities, warrants and promissory notes. When observable inputs are not available for these securities, the Company uses one or more valuation methods such as market and income approaches for which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of observable valuation measures for comparable companies or transactions, while the use of the income approach generally consists of calculating the net present value of estimated future cash flows. The Company also utilizes the probability weighted expected return model and market adjusted option pricing model to determine and allocate portfolio company values. The selection of appropriate valuation techniques may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances multiple valuation techniques may be appropriate.

The inputs considered by the Company in estimating the fair value of Level 3 securities include quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., enterprise value/EBITDA, enterprise value/revenue), control premiums, precedent transactions for similar companies, industry volatility, years to exit, risk free interest rate, discount rate, perpetuity growth rate, discount for lack of marketability, and transaction prices observed for subsequent financings by the underlying company.

(continued)

Investments for which fair value is measured using net asset value (NAV) as a practical expedient are not classified in the fair value hierarchy. The NAV category presented in the table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statement of financial condition. Included in the NAV category is a $17,523 investment in a hedge fund that invests in both long and short positions primarily in U.S. equities. This investment is redeemable quarterly with 65 days prior written notice. Also included in the NAV category are venture and growth equity fund investments totaling $107,127, each with various investing strategies. Withdrawals are not permitted in these investments. Distributions will be received at the discretion of the various fund managers and typically coincide with the liquidation of the underlying investments.

The following is a reconciliation of Level 3 investments whose valuation technique requires unobservable inputs to determine fair value:

| | Level 3 Investments | | | | | |
	Equities - nonexchange traded	Debt securities	Warrants	Limited partnership investments	Limited liability companies	Total
Beginning balance –						
January 1, 2025	$ 68,336	$ 1,561	$ 3,984	$ 95,032	$ 117,646	$ 286,559
Realized gains (losses)	(24,964)	(80)	—	13,234	7,392	(4,418)
Unrealized gains / (losses)	29,166	86	71,261	10,139	(23,614)	87,038
Purchases	12,771	327	—	3,415	30,794	47,307
Sales	(1,657)	—	—	(13,551)	(1,225)	(16,433)
Transfers into Level 3	8,545	—	—	—	2,230	10,775
Transfers out of Level 3	(5,682)	(31)	—	—	(2,000)	(7,713)
Ending balance –						
December 31, 2025	$ 86,515	$ 1,863	$ 75,245	$ 108,269	$ 131,223	$ 403,115

The valuation process involved in Level 3 investments measurements is completed on an ongoing basis and is designed to subject the valuation of Level 3 investments to an appropriate level of consistency, oversight and review. For assets classified as Level 3, various techniques as described above, are utilized by the Company to estimate fair value.

The following table displays valuation techniques and the range and weighted average of significant unobservable inputs for our Level 3 assets measured at fair value on a recurring basis as of December 31, 2025:

(continued)

ALLEN & COMPANY LLC

(A Wholly Owned Subsidiary of Allen Operations LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2025

(In thousands)

	Fair Value Measurements as of December 31, 2025				
	Fair Value	**Valuation Technique**	**Unobservable Inputs (1)**	**Range**	**Weighted Average**
Investments at Fair Value:					
Equities / Limited Liability Companies/	$ 326,007	Discounted Cash Flow	Discount Rate (%)	3.6 - 4.2	4.0
Limited Partnerships		Market Approach	EV / Revenue (x)	0.3 - 5.7	2.9
			EV / EBITDA (x)	7.3 - 17.3	9.4
			EV / AUM (%)	1.4 - 1.4	1.4
			Discount for Lack of Marketability (%)	5.5 - 38.0	17.7
		Option Pricing Model	Volatility (%)	26.2 - 122.9	91.2
			Risk Free Interest Rate (%)	3.6 - 3.7	3.6
			Estimated Time to Exit (in years)	3.0 - 5.0	3.9
		Direct Capitalization Method	Capitalization Rate (%)	4.8 - 6.0	5.1
Limited Partnerships	$ 124,650	Net Asset Value	N/A	N/A	N/A
Debt Securities	$ 1,863	Cost	N/A	N/A	N/A
		Option Pricing Model	Volatility (%)	72.0 - 77.8	73.9
			Risk Free Interest Rate (%)	3.6 - 3.6	3.6
			Estimated Time to Exit (in years)	4.0 - 4.0	4.0
Warrants	$ 75,245	Market Approach	EV / Revenue (x)	5.1 - 5.1	5.1
			EV / EBITDA (x)	22.3 - 22.3	22.3
			Discount for Lack of Marketability (%)	16.0 - 31.2	16.0
		Option Pricing Model	Volatility (%)	33.0 - 118.5	73.9
			Risk Free Interest Rate (%)	3.6 - 3.6	3.6
			Estimated Time to Exit (in years)	3.0 - 4.0	4.0

(1) EBITDA is defined as earnings before interest taxes depreciation and amortization.
   EV is defined as enterprise value.
   AUM is defined as assets under management.

There have been no changes in valuation techniques within Level 3 that have had a material impact on the valuation of financial instruments.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of Level 3 securities could result in a different estimate of fair value at the reporting date. Estimated values may differ significantly from values that would have been used had a readily available market for such securities existed or had such securities been liquidated.

(3)   Employee Benefit Plans

The Company participates with Allen & Company Incorporated (ACI), a member of Allen Operations LLC, and J Bar 9 LLC (JBar9), a related entity, in an unfunded contributory defined-benefit retiree medical benefits plan that provides medical benefits to eligible employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

9   (continued)

ALLEN & COMPANY LLC

(A Wholly Owned Subsidiary of Allen Operations LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2025

(In thousands)

Effective January 1, 2009, the Company modified the postretirement medical benefits plan, thereby, preventing all employees hired or rehired on or after January 1, 2009, from participating in the plan.

The plan's benefit obligation, fair value of plan assets and the net periodic benefit cost relating to the Company recognized for the year ended December 31, 2025, and the Company's funded status as of December 31, 2025 are as follows:

	Medical Benefits
Benefit obligation	$ 23,867
Fair value of plan assets	-
Funded status	$ (23,867)
Benefit cost	$ 948
Employer contributions	674
Participant contributions	200
Benefits paid	(897)

Amounts recognized in the consolidated statement of financial condition before tax consist of the following:

	Medical Benefits
Post-retirement benefits payable	$ (23,867)

Amounts recognized in accumulated other comprehensive loss consist of:

	Medical Benefits
Prior service credit	$ -
Net gain	(3,890)
Net amount recognized	$ (3,890)

The change in other comprehensive income for the medical plan for the year ended December 31, 2025 is $4,469. The Company contributed $674 to its medical plan in 2025.

(continued)

Amounts expected to be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year:

	Medical Benefits
Expected amortization of prior service credit	$ -
Expected amortization of net loss	(406)

Assumptions used to determine benefit obligations at December 31, 2025, are as follows:

	Medical Benefits
Discount rate	5.43 %
Rate of compensation increase	4.00 %

Assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2025, are as follows:

	Medical Benefits
Discount rate	5.48 %
Rate of compensation increase	4.00 %

An annual long-term medical expense trend rate of 6.3% for pre-Medicare eligible and 7.6% for post-Medicare eligible healthcare benefits was assumed for 2025 decreasing each year until an ultimate rate of 3.9% and 3.9% is reached in 2074 for pre-Medicare and post-Medicare, respectively.

The following benefit payments, which reflect expected future service, are expected to be paid:

Years ending December 31	**Medical Benefits**
2026	$ 956
2027	1,051
2028	1,135
2029	1,291
2030	1,390
2030–2035	8,191

(continued)

The Allen & Company 401(k) Savings Plan

The Company also has a noncontributory defined contribution 401(k) plan in which all eligible employees of the Company are immediately enrolled upon being hired. Participants may contribute up to 100% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code. All costs of administering the plan are borne by the Company.

The Company has instituted a contribution matching program as part of the 401(k) plan, which is applicable to all eligible employees who were hired or re-hired on or after January 1, 2009. The Company contributed $451 for the year ended December 31, 2025.

(4) Investment Banking

Investment banking fees receivables were $13,537 at December 31, 2025, none of which were impaired.

(5) Income Taxes

Income taxes are accounted for in accordance with ASC 740, *Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is a single member limited liability company and is treated as a disregarded entity for Federal and state income taxes. Therefore, the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Member.

The Member is subject to New York City Unincorporated Business Tax (UBT) on net taxable income. The Company has been allocated UBT for consolidated statement of financial condition purposes based on its net taxable income. The major sources of temporary differences for which a net deferred tax liability of $190 has been recorded are post-retirement benefits, unrealized gains and losses, deferred compensation, deferred rent, and difference in tax bases of fixed assets, and partnership investments.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's consolidated statement of financial condition and prescribes a recognition threshold and measurement attribute for the consolidated statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended December 31, 2025, or prior periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

The Company evaluated ASU 2023-09 and determined that the adoption of this standard will not have a material impact on the Company's consolidated statement of financial condition.

(6) Related Party Transactions

The majority of the due to / due from affiliates relates to amounts due from its Member in connection with disbursements made on its behalf.

(continued)

(7)   Commitments and Contingencies

(a)   Leases

The Company accounts for its leases in accordance with ASC Topic 842, *Leases*.

Supplemental information related to the office leases was as follows:

Operating lease, as of December 31, 2025

Operating lease right-of-use assets	$	32,957
Operating lease liabilities	$	39,905
Weighted average remaining lease term — operating lease (years)		8 years
Weighted average discount rate — operating lease		5.25%

Maturities of operating lease liabilities were as follows:

Years ending December 31		Operating Leases
2026		5,907
2027		6,361
2028		6,361
2029		6,361
2030		6,361
Thereafter		18,506
Total lease payments	$	49,857
Less: Imputed interest		(9,952)
Total	$	39,905

(b)   Litigation

In the ordinary course of business, the Company may be a defendant or co-defendant in legal proceedings. At December 31, 2025, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves are established in accordance with ASC 450, Contingencies.

(c)   Unfunded Commitments

At December 31, 2025, the Company had total unfunded commitments to various private companies and limited partnerships in the amount of $4,669.

(d)   Broker-Dealer Activities

The Company's clearing broker clears securities transactions on behalf of the Company's clients. In connection with these activities, clients' unsettled trades may expose the Company to off-balance-sheet credit risk in the event clients are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its client activities by monitoring the creditworthiness of its clients.

(continued)

(8) Fixed Assets

Fixed assets consisted of the following as of December 31, 2025:

	Total
Interest in an aircraft	$ 17,750
Leasehold improvements	22,238
Furniture and fixtures	4,522
Equipment	3,734
Total	$ 48,244
Less: Accumulated depreciation	$ 35,463
Total fixed assets, net	$ 12,781

(9) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A large portion of the Company's common stock and debt securities investments are in the technology, consumer internet and media sectors. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect these industries such as volatile equity and credit markets and economic slowdowns.

(10) Net Capital Requirements

The Company is subject to the Net Capital Requirements of Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital of the greater of 2% of Aggregate Debits or $250 as defined by the Rule. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2025, the Company had net capital of $1,050,765 which was $1,050,515 in excess of the minimum required net capital of $250.

(continued)

(11) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several services, including investment banking, agency transactions and principal transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income as the primary metric to assess performance and manage the Company. Additionally, the Company's CFO, who is directly accountable to the CODM, meets regularly with the CODM to discuss operating activities, financial results, forecasts, or plans for the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment. The CODM manages the business activities using information about the Company as presented in this consolidated statement of financial condition.

(12) Subsequent Events

Subsequent to December 31, 2025, the Company made distributions to its Member amounting to $126,000. Management has considered the effects of events occurring after the date of the Company's consolidated statement of financial condition through the date the consolidated statement of financial condition were available to be issued on March 2, 2026.